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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C.  20549

                         SCHEDULE 13G

       Under the Securities Exchange Act of 1934

                     (Amendment No.  18)

  _______________Real Silk Investments, Inc.____________________
                       (Name of Issuer)


  _______________________Common Stock___________________________
                (Title of Class of Securities)

  ______________________756027108_______________________________
                        (CUSIP Number)

  _____________________Annual Filing____________________________
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          ___ Rule 13d-1(b)
          ___ Rule 13d-1(c)
          _X_ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                      Page 1 of 4 pages
SEC 1745 (3-98)

CUSIP No. 756027108

1. Names of Reporting Persons

     Daniel R. Efroymson

      I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)   ___
   (b)   _X_

3.  SEC Use Only

4. Citizenship or Place of Organization  U.S.A.

Number of         5.  Sole Voting Power:   Daniel R. Efroymson   5,233
Shares Bene-
Ficially Owned    6.  Shared Voting Power:  Daniel R. Efroymson  31,297
By Each Re-
Porting Person    7.  Sole Dispositive Power:  Daniel R. Efroymson  5,233
With:
                  8.  Shared Dispositive Power:  Daniel R. Efroymson  31,297

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                  36,530 (excludes shares of other members reporting seperately)

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)____________

11. Percent of Class Represented by Amount in Row 9:   22.18%

12. Type of Reporting Person (See Instructions):  Daniel R. Efroymson     IN













                      Page 2 of 4 pages



                         Schedule 13G
                        Amendment No. 18

CUSIP No. 756027108

Item 1. Name and Address of Issuer

Real Silk Investments, Inc.
445 N. Pennsylvania St.; Suite 500
Indianapolis, IN  46204

Item 2.  Name and Address of Person Filing

Now reporting individually:           Previously reported as part of a group:

Daniel R. Efroymson                        Daniel R. Efroymson
445 N. Pennsylvania St.; Suite 500         Mary Ann Stein
Indianapolis, IN  46204                    Moriah Fund, Inc.

Citizenship:  USA
Title of Class of Securities:  Real Silk Investments, Inc.
                  Common Stock
CUSIP No. 756027108

Item 4.  Ownership

     (a)  Amount beneficially owned

          36,530 (excludes shares of other members reporting seperately)

     (b)  Percent of class

           22.18%

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote:

                 Daniel R. Efroymson            5,233


          (ii)   Shared power to vote or to direct the vote:

                 Daniel R. Efroymson            31,297
                 (includes trusts for various family members)

          (iii)  Sole power to dispose or direct the disposition of:

                 Daniel R. Efroymson                5,233


          (iv)   Shared power to dispose or to direct the disposition of:

                 Daniel R. Efroymson      31,297
                 (includes trusts for various family members)


Item 8.  Identification and Classification of Members of the Group

         Daniel R. Efroymson    IN
         Mary Ann Stein         IN
         Moriah Fund, Inc.      CO

   Previous Schedule 13G filings of the reporting person included the shares of the other members of the group, who are now reporting separately. The above itemized persons and entity have been, for an extended period, reporting on
Schedule 13G as a group and filing a single, combined Schedule 13G. Henceforth, Daniel R. Efroymson will be reporting individually. Although Daniel R. Efroymson may be deemed to be a member of the above-specified group, Daniel
R. Efroymson will nonetheless be reporting on Schedule 13G separately from the above members of the group.

   The reporting person does not affirm the existence of a group, and disclaims beneficial ownership of any securities other than those specifically reported herein.

   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   __________________________________
                                   Date

                                   __________________________________
                                   Signature

                                   Daniel R. Efroymson
                                   Printed Name